UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2012

Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Lima, December 10, 2012

SUPERINTENDECIA DEL MERCADO DE VALORES
MATERIAL EVENT:  General Shareholders’ Meeting Call

Dear Sirs:

In accordance with CONASEV Resolution for Material Events, Reserved Information and Other Communications N° 107-2002-EF/94.10, we notify the following information:

Company: Cementos Pacasmayo S.A.A.
Call for: General Shareholders’ Meeting
Date of decision to make the Call: 12/10/2012
Entity that makes the Call: Board of Directors

Calls:
1° 01/07/2013 Calle La Colonia N° 150, Urb. El Vivero, Surco, 10.00 a.m.
2° 01/14/2012 Calle La Colonia N° 150, Urb. El Vivero, Surco 10.00 a.m.

Agenda:

1. To approve financing transactions, including, without limitation, the incurrence of debt by the company in the form of debt securities and/or term loans and guarantees of the same; and the delegation of powers to the Board to adopt any and all resolutions necessary or appropriate to determine, adopt and approve each and every one of the terms, characteristics, conditions and warranties of any such financing transactions; and

2. To appoint individuals authorized to adopt, approve and execute any agreements or related documents necessary and/or desirable to implement the resolutions adopted by the Shareholders' Meeting.

Sincerely,

By: /s/ Carlos Molinelli Mateo
Stock Market Representative
Cementos Pacasmayo S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ Carlos Jose Molinelli Mateo
Name: Carlos Jose Molinelli Mateo
Title: Stock Market Representative

Dated:  December 10, 2012